Western Silver Corp.
Common Shares
959531104
December 31, 2005


CUSIP 959531104
1. Sprott Asset Management Inc.
   Suite 2700, Royal Bank Plaza South Tower, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 3,914,773

6. 100,000

7. 3,914,773

8. 100,000

9. 100,000

10. n/a

11. 0.2%

12. BD


Item 1
(a) Western Silver Corp.
(b) Suite 2050-1111 West Georgia Street
    Vancouver, BC
    V6E 4M3
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 959531104

Item 3
n/a

Item 4
(a) 100,000
(b) 0.2%
(c) (i) 3,914,773
    (ii) 100,000
    (iii) 3,914,773
    (iv)  100,000

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
January 6, 2006
Neal Nenadovic
Chief Financial Officer